SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

The securities mentioned herein will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

CALL NOTICE

GENERAL MEETING OF DEBENTURE HOLDERS OF THE FIRST (1st) ISSUE OF DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN SINGLE SERIES, UNSECURED, FOR PUBLIC DISTRIBUTION, WITH RESTRICTED PLACEMENT EFFORTS, OF AMBEV S.A.

Pursuant to Section 9 of the “Private Instrument of Deed of First (1st) Issue of Debentures, Not Convertible into Shares, in Single Series, Unsecured, for Public Distribution, with Restricted Placement Efforts, of Ambev S.A.”, entered into on September 9, 2015 by Ambev S.A. (“Issuer”) and Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., in the capacity of trustee (“Trustee”), and amended on October 29, 2015 (“Deed of Issue”), the holders of the debentures of the first (1st) issue of debentures, not convertible into shares, in single series, unsecured, for public distribution, with restricted placement efforts, of the Issuer (“Debenture Holders”, “Issue” and “Debentures”, respectively), are invited to attend the General Meeting of Debenture Holders (“GMDH”) to be held, on first call, on December 17, 2018, at 11:00 AM, at the Issuer’s headquarters located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, in order to decide on the following agenda: (i) amend the investment projects that will benefit from the net proceeds resulting from the Issue described in Annex I of the Deed of Issue; and (ii) in case item (i) above is approved, authorize the Trustee to execute with the Issuer an amendment to the Deed of Issue, as well as to take any necessary measures to comply with the resolutions taken in the GMDH.

The items of the agenda above shall be approved by Debenture Holders representing the simple majority of the Outstanding Debentures (as defined in the Deed of Issue).

Additional Information

Pursuant to article 126 of Law No. 6,404/76, the Debenture Holders shall, to the extent possible, send to ri@ambev.com.br on the business day prior to the date of the GMDH, or present on the day of the GMDH, a copy of the following documents: (i) identity card of the legal representative or attorney-in-fact; (ii) statement of the relevant debenture account opened in the name of each Debenture Holder issued by the depositary institution; and (iii) if the Debenture Holder cannot be present at the GMDH and is represented by an attorney-in-fact, a power-of-attorney with specific powers for the representation at the GMDH, in accordance with the applicable legal terms.

São Paulo, November 28, 2018.

Fernando Mommensohn Tennenbaum

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer